For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-866-GIVEN-IR
flazar@lazarpartners.com/
dcarey@lazarpartners.com

Pilot Study Shows PillCam® ESO Leads to Quicker Classification and Treatment of High-Risk Esophageal Bleeding Patients in Emergency Room

San Diego, CA, October 26, 2009 -- Given Imaging Ltd. (NASDAQ: GIVN) today announced a new study showing that PillCam® ESO accurately identifies and allows the physician to classify high-risk emergency room patients with upper gastrointestinal bleeding (UGIB), leading to rapid therapeutic intervention. Among patients classified through capsule endoscopy, time to endoscopy was significantly shorter (2.5 hours v. 8.9 hours) among those with positive signs of bleeding, when compared to patients undergoing standard clinical assessment. Dr. Syed Hussain presented the results of the study at the annual American College of Gastroenterology Conference, on October 26, 2009, in San Diego, CA, at the Outcomes Plenary Session and accepted the Astra-Zeneca Senior Fellow Award on behalf of the investigators at New York Hospital–Queens, Weill-Cornell Medical College.

“Upper GI bleeding remains a serious condition, but studies have shown that we can reduce risk by accelerating the time to treatment,” said Moshe Rubin, M.D., the principal investigator and Director of Gastroenterology at New York Hospital-Queens. “Our pilot study demonstrates that real-time viewing with capsule endoscopy in the Emergency Room enables rapid identification of high-risk patients who benefit most from urgent endoscopy to control their bleeding.” Further studies with a larger group of patients are planned to validate the findings of this initial study in which PillCam proved to be a valuable tool in the diagnosis and treatment of acute upper gastrointestinal bleeding.

Twenty-four ER patients with a history of upper GI bleeding (UGIB) were randomized to undergo live PillCam capsule endoscopy or standard clinical assessment, consisting of clinical judgment and objective scoring systems. In the capsule endoscopy cohort, patient studies were read in real-time at the patient’s bedside and later reviewed after the video was downloaded. In the capsule endoscopy cohort:

•	Seven of 12 showed positive signs of bleeding
-	Four patients’ actual lesions were visualized in real time

-	Two patients’ lesions were visualized at download
•	Five of 12 showed no signs of bleeding
-	Four patients had no stigmata at EGD following the capsule endoscopy
-	One patient did not undergo EGD due to co-morbidities

The study included 14 males and 10 females, with an average age of 66 years.

Upper GI Bleeding
Upper GI bleeding can result from a variety of causes, including peptic ulcer disease, hemorrhagic gastritis, gastroesophageal varices and Mallory-Weiss syndrome, and is defined as bleeding above the ligament of Treitz, between the duodenum and jejunum. Regardless of the cause of bleeding, a rapid clinical assessment is critical. Acute upper GI bleeding is one of the most common medical emergencies, responsible for approximately 300,000 hospitalizations each year with a mortality rate close to 10 percent.1

Moshe Rubin, M.D., was a co-author of the study and is a consultant to Given Imaging. Given Imaging supported this research through an industry grant in the form of PillCam ESO capsules, valued at $6,000.

About PillCam ESO
Cleared by the U.S. Food and Drug Administration in November 2004 to visualize the esophagus in adult patients in a patient-friendly way, physicians can use PillCam ESO to aid in the detection of disorders of the esophagus. Now in its second generation, PillCam ESO 2 contains imaging devices and light sources at both ends of the capsule that capture up to 18 images per second as it passes down the esophagus in a twenty-minute procedure.

About Given Imaging Ltd.
Since 2001, Given Imaging has advanced gastrointestinal diagnosis by developing innovative, patient-friendly tools based on its PillCam(R) Platform. PillCam capsule endoscopy provides physicians with natural images of the small intestine via PillCam SB, the esophagus through PillCam ESO and the colon with PillCam COLON [not cleared for use in the USA]. The PillCam capsules are miniature video cameras that patients ingest. Given Imaging's other capsule products include Agile(TM) patency capsule, to verify intestinal patency, and Bravo(R), the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). Given Imaging's products use cutting-edge, wireless technology and advanced software to enable gastroenterologists to better diagnose diseases of the esophagus, small bowel and and more accurately treat patients.  All Given Imaging products allow patients to maintain normal activities. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia and Singapore. For more information, please visit http://www.givenimaging.com.

1 Krumberger, Joanne M. RN, MSN, FAAN. How to manage an acute upper GI bleed. RN/Thomson AHC Home Study Program CE CENTER. March 1, 2005. http://rn.modernmedicine.com/rnweb/article/articleDetail.jsp?id=150046

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (3) our success in implementing our sales, marketing and manufacturing plans, (4) protection and validity of patents and other intellectual property rights, (5) the impact of currency exchange rates, (6) the effect of competition by other companies, (7) the outcome of significant litigation, (8) our ability to obtain reimbursement for our product from government and commercial payors, (9) quarterly variations in operating results, (10) the possibility of armed conflict or civil or military unrest in Israel, (11) the impact of global economic conditions, and (12) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2008. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

# # #